Exhibit 19

POLICY ON PURCHASE OR SALE OF KIMBALL ELECTRONICS, INC.
STOCK AND OTHER SECURITIES
BASED ON NON-PUBLIC INFORMATION
(INSIDER TRADING)
INSIDER TRADING PROHIBITION
No Director, officer, or any other employee, who has material non-public information relating to Kimball Electronics, Inc. (the “Company”) or any of its subsidiaries may (i) buy or sell any stock or other securities of the Company, whether directly or indirectly, (ii) engage in any other action to take personal advantage of such information, or (iii) disclose such information to others. Information is considered “material” if a reasonable investor would consider such information important in deciding whether to buy, hold or sell Company stock or other securities. Company stock transactions that may seem necessary or justifiable for independent personal reasons are no exception.
Such restrictions also apply to family members and others living in the employee’s household.
This principles described in this policy also apply to material non-public information relating to (a) other companies with which the Company does business, such as customers or suppliers, and (b) other companies involved in a potential transaction or business relationship with the Company, in each case, when that information is obtained in the course of employment with or other services performed on behalf of, the Company.
“WINDOW” TRADING PERIOD
Directors, officers, and all persons (regardless of position or title) who are employed in the Company’s Finance Department are prohibited from purchasing or selling stock or other securities of the Company during (i) the periods beginning with the first day of a fiscal quarter, and ending with the expiration of three (3) business days following the public release of the Company’s financial results for the prior fiscal quarter, and (ii) the period beginning with the first day of the Company’s fiscal year, and ending with the expiration of three (3) business days following the public release of the Company’s financial results for the prior fiscal year.
PRE-APPROVAL OF ALL TRADES BY DIRECTORS AND OFFICERS
No director or officer of the Company may engage in any transaction involving stock or other securities of the Company (including, without limitation, any acquisitions, dispositions, transfers, gifts, intra-fund transfers in the 401 (k) plan, and transactions by an IRA) without first receiving written approval to execute the proposed transaction from the Company’s Secretary or Chief Financial Officer. Such written approval should be requested as far in advance of the proposed transaction as possible, ideally at least more than three (3) days in advance.

(FINAL) Policy on Insider Trading v04-2024                            1

144507/4/PALOALTO

For purposes of this Policy, the term “officer(s)” shall include officers of the Company and/or any of its subsidiaries.
INSIDER TRADING – BACKGROUND POINTS
1.The Company is subject to many provisions of federal and state security laws, including insider trading laws, which generally prohibit the purchase or sale of publicly traded stock on the basis of material non-public, or “inside,” information. Insider trading laws are designed to protect the integrity of the securities markets by ensuring that individuals trading in securities will not be disadvantaged by insiders or any others who inappropriately utilize access to non-public information.
2.Non-public information is any information that has not been disclosed to the marketplace or the investing public through such channels as press releases and governmental filings. After information has been released to the public, enough time (usually three (3) business days) must be allowed after the public release for the investing public to evaluate the information. Information should not be considered public until after a three (3) -business day period following a public release of such information.
3.“Material” information is generally defined as any information that a reasonable investor would likely consider important in making a decision to purchase, hold or sell stock or other securities. In short, material information is any information that could reasonably be expected to affect the price of stock. Examples of material information could include:
●    Unpublished financial results    ●    Change in dividend policy
●    Possible acquisitions    ●    Proposed stock split
●    Plan to increase dividends    ●    Major marketing changes
●    Unexpected loss in a unit/group    ●    Loss of major customer
●    Unexpected profit in a unit/group
4.Passing material non-public information on to others, including family members, friends or casual acquaintances, is called “tipping” and is prohibited by law and this Policy. These individuals, who would then have material non-public information, are likewise restricted from transactions involving the Company’s stock and other securities and come under the same insider trading regulations. In addition, the same restrictions on insider trading and “tipping” apply to immediate family members and others living in the household of the Company’s directors, officers and employees. The Company’s directors, officers and employees are responsible for the compliance of family members and others living in their households.
(FINAL) Policy on Insider Trading v04-2024                            2

144507/4/PALOALTO

5.“Tipping” can sometimes be inadvertent. Casual conversation, or specific responses to seemingly innocent inquiries from outsiders such as, “How are things at Kimball?” could be construed by SEC officials (especially with the benefit of hindsight) as “tipping.” It is permissible to respond things are “fine” at work, but avoid providing details like, “sales and profits are up 50% and we just landed a major new customer.”
6.To help avoid the appearance of impropriety and to allow the full dissemination of information into the public market, this Policy also defines certain windows of time in which Company stock cannot be purchased or sold by directors or officers. However, even when the window of time is otherwise open for purchases or sales, any and all transactions of Company securities based on inside information is still prohibited. Transactions that seem necessary or justifiable for personal reasons (e.g., to raise funds for college tuition or purchase a new house) are no exception.
In addition, the Company periodically issues financial press releases pursuant to SEC regulations that could be considered “market-moving,” meaning that the information in such releases may significantly cause fluctuations in the price of the Company’s publicly traded securities. Purchases and sales of Company securities in advance of such press releases may spark SEC or other inquiry due to the appearance of insider trading.
7.Penalties on insider trading can be both criminal and civil, and can be substantial. The Company can be subjected to penalties by the SEC as well as the individuals involved in insider trading violations. An employee’s supervisor can also be subjected to penalties by the SEC if an individual under the supervisor’s responsibility is found to have traded on inside information and that individual was not informed of this Policy.
“Tipping” violations may be committed indirectly. If an employee passes inside information to a family member, friend, or acquaintance, and then that family member, friend or acquaintance passes the information down a chain of individuals ultimately to an individual who trades Company securities based on the inside information, the Company, the employee, the individual who “tipped” the person who made the trades, and the person who made the trade can be subjected to penalties by the SEC, even if certain individuals in the middle of the chain did not personally benefit from the trade.
In addition, regardless of whether a violation of this Policy results in regulatory enforcement action, the violation may result in disciplinary action by the Company. Disciplinary action may include payment to the Company of any gains on improper transactions, monetary penalties, demotion, loss of office, or other appropriate disciplinary action, including termination.
8.If the SEC questions the propriety of a transaction involving the Company’s securities, the transaction will be viewed after the fact with the benefit of hindsight. As a result, before engaging in any such transaction, each Company employee should carefully consider how regulators and others will view the transaction with hindsight. The appearance of impropriety can damage both the individual and the Company. Many times, even the mere appearance of impropriety can result in inaccurate media attention.
(FINAL) Policy on Insider Trading v04-2024                            3

144507/4/PALOALTO

9.The Company has worked hard over the years to establish and maintain the Company’s reputation for integrity and ethical conduct. This Policy was created in part to reflect our continued commitment to integrity and ethical conduct. In addition, we want to protect our employees from inadvertent violations of insider trading laws.
10.Investment by Company employees in the Company’s securities is encouraged. However, each employee needs to be mindful of insider trading laws so that purchases and sales of the Company’s securities will not be deemed to be, or give the appearance of being, based on inside information.
11.Enforcement of this policy shall be the responsibility, and under the authority as delegated by the Company’s Board of Directors, of the Secretary of the Company.

Last Updated on April 24, 2024

(FINAL) Policy on Insider Trading v04-2024                            4

144507/4/PALOALTO